OLYMPIC WEDDINGS INTERNATIONAL, INC.

1453 Johnston Road, #71510,

White Rock, British Columbia, Canada, V4B 5J5

Phone 604-506-8991

Monday May 8, 2006

Via Electronic Filing via Edgar and Overnight Courier

Mr. Russell Mancuso – Branch Chief

Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

Dear Mr. Mancuso:

This letter shall serve as the formal request of Olympic Weddings Inc. that the effective date of the Registration Statement on Form SB-2 Amendment No. 5 filed with the Securities and Exchange Commission on  April 21, 2006 be accelerated to be effective as of Wednesday May 10, 2006, at 4:00 p.m. Eastern time, or as soon thereafter as is practicable.

Olympic Weddings hereby acknowledges that:

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Should the SEC or the staff acting by delegated authority declare the Registration Statement effective, it does not foreclose the SEC from taking any action on the filing.

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The action of the SEC or the staff acting by delegated authority in declaring the registration statement effective does not relieve Olympic Weddings from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures.

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Olympic Weddings may not assert the SEC’s comments and the declaration of the registration statement’s effectiveness as a defense in any proceedings initiated by the SEC or any person under the United States’ federal securities laws.

Olympic Weddings advises that it is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

This letter shall also confirm that Olympic Weddings that the exemption found in Rule 144 is not available with regards to the resale of any of its currently outstanding shares until 90 days from the date that Olympic Weddings becomes subject to the reporting requirements of section 13 of the Securities Exchange Act of 1934.

Sincerely,

/s/ Brent Sheppard

Brent Sheppard – President and principal executive officer